# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nautilus Biotechnology, Inc., CIK 0001808805
CUSIP: 63909J108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0001224962
Persons authorized to receive notices and communications: Perceptive Advisors LLC, Alexander Rakitin, 51 Astor Place, 10th Floor, New York, New York (NY), 10003, 646-205-5345

## Reporting persons
- Perceptive Advisors LLC (CIK 0001224962): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 11,634,211; sole dispositive power 0; shared dispositive power 11,634,211; aggregate amount beneficially owned 11,634,211 (9.1% of the class)
- Joseph Edelman (CIK 0001164426): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,634,211; sole dispositive power 0; shared dispositive power 11,634,211; aggregate amount beneficially owned 11,634,211 (9.1% of the class)
- Perceptive Life Sciences Master Fund, Ltd. (CIK 0001249675): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 11,468,351; sole dispositive power 0; shared dispositive power 11,468,351; aggregate amount beneficially owned 11,468,351 (9.1% of the class)
- C2 Life Sciences LLC (CIK 0001890152): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 165,860; sole dispositive power 0; shared dispositive power 165,860; aggregate amount beneficially owned 165,860 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Nautilus Biotechnology, Inc.
Address of issuer's principal executive offices: 2701 Eastlake Avenue East, Seattle, Washington (WA), 98102

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentages set forth in row 13 are based on 127,255,223 shares of Common Stock outstanding as of July 24, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference. Neither Perceptive Advisors LLC ( "Perceptive Advisors") nor Joseph Edelman ("Mr. Edelman") directly holds any Common Stock. Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund") directly holds 11,468,351 shares of Common Stock, and C2 Life Sciences LLC ("C2") directly holds 165,860 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund and C2. Mr. Edelman is the managing member of Perceptive Advisors.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/14/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (08/14/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/14/2026)
- C2 Life Sciences LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (08/14/2026)